TELE NORTE LESTE S.A.

CNPJ/MF nº 02.558.134/0001-58

PUBLICLY HELD

TELEMAR NORTE LESTE S.A. CNPJ/MF nº 33.000.118/0001-79 PUBLICLY HELD	COARI PARTICIPAÇÕES S.A. CNPJ/MF nº 04.030.087/0001-09 PUBLICLY HELD

MATERIAL FACT

In compliance with the provisions of article 9°, §2°, of CVM Instruction No. 358/02, and in accordance with Sections 2.1.(vi) and 2.2 of the Notice of Voluntary Tender Offer for Acquisition of Preferred Shares issued by Brasil Telecom S.A dated June 19, 2008 (the “Notice of Voluntary Tender Offer”), TELE NORTE LESTE PARTICIPAÇÕES S.A. (“TNL”), TELEMAR NORTE LESTE S.A. (“TMAR”), and COARI PARTICIPAÇÕES S.A. (collectively with TNL and TMAR referred to as the “Companies”), hereby disclose this Material Fact.

Although the price of Brasil Telecom S.A.’s preferred shares (BVSP: BRTO4) as of the close of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) on July 2, 2008 was R$15.86, which represented, as a result, a decrease of slightly more than 20% when compared to the closing price of R$20.00 of these shares on April 25, 2008, we have decided to continue with the Voluntary Tender Offer, which is being effected by the Companies’ subsidiary, COPART 2 PARTICIPAÇÕES S.A., on the same terms and conditions described in the Notice of Voluntary Tender Offer.

The Company reserves the right to alter the tender offer price if the market price falls by more than 20% when compared to the price on April 25, 2008, while maintaining the remaining Conditions of the Offer (as described in Section 2 of the Notice of Voluntary Tender Offer).

The Companies’ management will maintain its shareholders and the market informed of the occurrence of any of the conditions that would enable the Company to terminate the Voluntary Tender Offer, as well as of any events that may impact its terms and conditions.

Rio de Janeiro, July 3, 2008.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

TELEMAR NORTE LESTE S.A.

COARI PARTICIPAÇÕES S.A.

José Luís Magalhães Salazar

Investor Relations Officer